FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: September 7, 2006	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic enhances Internet poker platform with ‘Distributed Poker’
State-of-the-art platform to spur growth through seamless access to world’s most attractive
e-gaming markets, tripling of poker room capacity

September 7, 2006 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, has completed a major upgrade to its poker platform. The company’s new “Distributed Poker” system provides licensees seamless mobility to locate their shared online poker room in markets that offer the best growth opportunities, without any interruption to games or players.

The enhancements have also more than tripled the capacity of the room to enable over 50,000 simultaneous online players, allow for near-perfect network uptime, and will enable “live”, seamless updates of new features and games—without any interruption to the room.

“Distributed Poker gives our group of poker customers the ability to select the most attractive markets for their shared room, both today and in the future. This is a critical advantage as operators prepare for regulation of the UK market and as new opportunities present themselves around the world,” said Lewis Rose, CryptoLogic’s President and CEO.

According to Michael Starzynski, CryptoLogic’s Chief Technology Officer, “CryptoLogic is one of the top five revenue-generating poker rooms on the Internet thanks to consistent game innovation and network enhancements like Distributed Poker. This new platform infrastructure improves the gaming experience for players and licensees through market-leading flexibility, scalability and resilience.”

CryptoLogic’s wholly-owned subsidiary, WagerLogic Limited, is responsible for licensing the CryptoLogic-developed Internet poker room. Recently, the room has offered new features like Lightning™ ring games and Thunder Tournaments, which give players the faster games they want, and SIXPAK™, for “final table” action in every hand. With Distributed Poker, exciting new games and features like these can be introduced to the shared poker room “live”, without disruption to games or players.

“Distributed Poker represents a state-of-the-art platform for CryptoLogic to continue its strong market position in online poker and execute its strategy of game innovation that satisfies the Heart of the Online Player,” noted A.J. Slivinski, WagerLogic’s Managing Director.

WagerLogic’s Internet poker licensees include interpoker.com, williamhillpoker.com, littlewoodspoker.com, ukbettingpoker.co.uk, pokerplex.com, classicpoker.com, sunpoker.com, totalbetpoker.co.uk and an upcoming new Playboy poker site.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ Global Select Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

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For more information, please contact: CryptoLogic, (416) 545-1455 Rick Wadsworth, Director of Communications
Argyle Rowland Communications, (416) 968-7311 (N. America media)
Karen Passmore, ext. 228/ kpassmore@argylerowland.com
Dan Tisch, ext. 223/ dtisch@argylerowland.com

Capital MS&L, 44-20-7255-5117 (UK Media)
Nick Bastin, nick.bastin@capitalmsl.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.